SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2025

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: September 17, 2025

List of Materials

Documents attached hereto:

Notice Regarding Final Estimate of Proportion of Distributed Assets Related to Spin-off of Financial Services Business

September 17, 2025

Sony Group Corporation

Notice Regarding Final Estimate of Proportion of Distributed Assets

Related to Spin-off of Financial Services Business

As disclosed in the announcement entitled “Resolution for Execution of Partial Spin-off of Financial Services Business” on September 3, 2025, Sony Group Corporation (“Sony”) resolved at a meeting of Sony’s Board of Directors held on the same date to execute a partial spin-off (the “Spin-off”) of Sony Financial Group Inc. (“SFGI”), a wholly-owned subsidiary of Sony, which operates the Financial Services business, effective October 1, 2025. The proportion of distributed assets pertaining to the Spin-off, by way of distribution of dividends in kind, for Japanese tax purposes is expected to be finalized as follows.

Proportion of distributed assets (final estimate): “0.206”

The proportion of distributed assets is a factor necessary for calculating the acquisition cost per share for common stock of Sony (“Sony share(s)”) and common stock of SFGI applicable to shareholders for Japanese tax purposes immediately after the Spin-off. The proportion of distributed assets will be finalized when the dividends in kind become effective. However, because Sony currently does not expect any changes to the above proportion until the dividends in kind become effective, Sony hereby announces the final estimate. For the finalized proportion, please refer to the notification expected to be sent around early November 2025 to Sony’s shareholders as of the record date for the dividends in kind, September 30, 2025. For details about the proportion of distributed assets, please refer to the “Q&A for the Partial Spin-off of the Financial Services Business (Updated version)” dated August 28, 2025.

For details of the Spin-off, including tax treatment related to the dividends in kind and treatment for holders of American Depositary Receipts of Sony shares, please refer to the following materials available on Sony’s website.

Update Regarding Partial Spin-off of Financial Services Business:

https://www.sony.com/en/SonyInfo/IR/library/SFG_pso/news_E.pdf

Explanatory Material for the Partial Spin-off of the Financial Services Business:

https://www.sony.com/en/SonyInfo/IR/library/SFG_pso/presentation_E.pdf

Q&A for the Partial Spin-off of the Financial Services Business (Updated version):

https://www.sony.com/en/SonyInfo/IR/library/SFG_pso/qa_E.pdf

Resolution for Execution of Partial Spin-off of Financial Services Business:

https://www.sony.com/en/SonyInfo/IR/news/20250903_02E.pdf

End of document

Note: This document does not constitute an offer of securities for sale, or an invitation or solicitation of an offer to buy securities. This document is intended to publicly announce the final estimate of the proportion of distributed assets related to the Spin-off and is not intended to solicit investment or engage in other similar actions. Under the United States Securities Act of 1933, as amended, securities may not be offered or sold in the United States absent registration thereunder or an applicable exemption from registration requirements.

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